SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549




                               SCHEDULE 13D
                            (Amendment No. 1)
                Under the Securities Exchange Act of 1934




                         SMT HEALTH SERVICES INC.
                            (Name of Issuer)


                       Common Stock $0.01 Par Value
                      (Title of Class of Securities)




                                784585-10-1
                              (CUSIP Number)



                              Jeff Bergman
                           10521 Perry Highway
                           Wexford, PA  15090
                             (412) 933-3300


                              May 24, 1996
         (Date of Event Which Required Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d- 1(b)(3) or (4), check the
following box.    ______


Check the following box if a fee is being paid with this statement. ______




CUSIP NO.  784585-10-1
______________________________________________________________________________

1.   Names of Reporting Persons; SS or I.R.S. Identification Nos. of Above
     Persons.

     Jeff Bergman            SS# ###-##-####
______________________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)  X   Membership in any group is disclaimed.
______________________________________________________________________________

3.   SEC Use Only.
______________________________________________________________________________

4.   Source of Funds                                         00



5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)



6.   Citizenship or Place of Organization:  U.S.A.
______________________________________________________________________________

     Number of      7.  Sole Voting Power        433,900 Shares
       Shares       _____________________________________________________
     Beneficially   8.  Shared Voting Power
       Owned by     _____________________________________________________
     Each Reporting 9.  Sole Dispositive Power   433,900 Shares
      Person With   _____________________________________________________
                    10. Shared Dispositive Power
______________________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person                                      433,900 Shares
______________________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                      Not Applicable
______________________________________________________________________________

13.  Percent of Class Represented by Amount in Row (11)                13.2%
______________________________________________________________________________

14.  Type of Reporting Person                                     IN


CUSIP NO.  784585-10-1


Item 1.   Security and Issuer
          Common Stock, $0.01 Par Value
          SMT Health Services Inc.
          10521 Perry Highway
          Wexford, PA  15090

Item 2(a).Name of Person Filing.
          Jeff Bergman

Item 2(b).Address of Principal Business Office.
          SMT Health Services Inc.
          10521 Perry Highway
          Wexford, PA  15090

Item 2(c).Principal Employment or Occupation
          Chief Executive Officer, President, Chairman and Director SMT Health Services Inc.
          10521 Perry Highway
          Wexford, PA  15090

Item 2(d).Criminal Proceedings.
          None.

Item 2(e).Civil Proceedings.
          None.

Item 2(f).Citizenship.
          United States of America

Item 3.   Source and Amount of Funds or Other Consideration.
          52,500 non-qualified stock options to purchase 52,500 shares of Common Stock were exercised and sold in a cashless transaction by the Reporting Person pursuant to the Issuers 1991 Employee Stock Option Plan. The exercise price of the stock options were $1.37 and the Common Stock was sold for $8.75 per share.

          59,000 non-qualified stock options to purchase 59,000 shares of Common Stock were exercised and sold in a cashless transaction by the Reporting Person pursuant to the Issuers 1991 Employee Stock Option Plan. The exercise price of the stock options were $2.46 and the Common Stock was sold for $10.00 per share.




CUSIP NO.  784585-10-1

Item 4.   Purpose of Transaction.
          52,500 non-qualified stock options to purchase 52,500 shares of Common Stock were exercised and sold in a cashless transaction by the Reporting Person pursuant to the Issuers 1991 Employee Stock Option Plan. The exercise price of the stock options were $1.37 and the Common Stock was sold for $8.75 per share.

          59,000 non-qualified stock options to purchase 59,000 shares of Common Stock were exercised and sold in a cashless transaction by the Reporting Person pursuant to the Issuers 1991 Employee Stock Option Plan. The exercise price of the stock options were $2.46 and the Common Stock was sold for $10.00 per share.

          The Reporting Person is an executive officer and director of the Issuer and, as such, is involved generally with the affairs of the Issuer.

          The purpose of this transaction is for diversification of personal investment portfolio and liquidity.

Item 5(a).Interest in Securities of Issuer.
          Aggregate Number - 433,900*
          Percentage of Class of Securities - 13.2*

Item 5(b).Number of Shares as to which Such Person Has:

          (i) Sole Power to Vote or Direct the Vote:
              433,900*

          (ii) Shared Power to Vote or to Direct the Vote:
              None.

          (iii) Sole Power to Dispose or to Direct the Disposition:
              433,900*

          (iv) Shared Power to Dispose or to Direct the Disposition:
              None.

Item 5(c). Describe any Transactions in the Class of Securities Reported or
           That Were Effected During the Past Sixty Days or Since the Most Recent Filing on Schedule 13D, Whichever is Less, By the Reporting
           Person:
           On January 6, 1996, 10,500 options became vested pursuant to the Issuers 1991 Employee Stock Option Plan.

*Includes 198,600 shares pursuant to rights to acquire.


CUSIP NO.  784585-10-1


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          None Applicable.


Item 7.   Material to be Filed as Exhibits.
          Non Applicable.





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 14, 1996


Jeff D. Bergman
Signature

Jeff D. Bergman / Chairman, CEO
Name/Title